August 18, 2010

Via EDGAR

Mr. Marc Thomas
Reviewing Accountant
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
450 Fifth Street, NW
Washington, DC 20549

RE:           BOK Financial Corporation
Form 10-K Filed February 26, 2010
Form 10-Q Filed April 30, 2010
File No. 000-19341

Dear Mr. Thomas:

We provide the following response to Comment 2 in your letter dated July 23, 2010.

Financial Statements
Note (13) Related Parties, pages 101-102

2.           The staff notes that the company’s Proxy Statement dated March 19, 2009 indicates that in 2008, an affiliate of BOK Financial or its subsidiaries sold Oklahoma State Income Tax Credits to (a) George Kaiser, Chairman of the Board, and affiliates of Mr. Kaiser, receiving $5,070,000, and (b) Stan Lybarger, President and Chief Executive Officer, receiving $100,000 and that the credits were sold to affiliates on the same terms and conditions as third parties.  Also, in 2007, the company’s Proxy Statement dated March 26, 2008 states that an affiliate of BOK Financial or its subsidiaries sold Oklahoma State Income Tax Credits to (a) George Kaiser, Chairman of the Board, and affiliates of Mr. Kaiser, receiving $9,234,100, and (b) Stan Lybarger, President and Chief Executive Officer, receiving $110,000 and that the credits were sold to affiliates as 3rd parties.  In this regard, please tell us why this disclosure was not presented in the related parties note to the financial statements.  Refer to ASC 850-10-50 and Rule 4-08 (k) of Regulation S-X, as applicable.  For each year that credits were sold by the company provide the following information:

•	the amount of Oklahoma State Income Tax credits sold and how they were valued;
•	the purchaser of Oklahoma State Income Tax credits and if the purchaser was a related party;
•	the consideration received by the company;
•	the accounting for the sale transaction in the company’s financials statements; and
•	if compensation resulted from the transaction address how the respective amount was determined.

Cottonwood Valley Ventures, Inc. (“CVV”) is an indirectly wholly-owned subsidiary of BOK Financial Corporation (the “Company”).  The Company purchased CVV on December 31, 1997.

CVV is a qualified venture capital company under the applicable Oklahoma tax credit statute.  As authorized by the Oklahoma statute, CVV generates Oklahoma state income tax credits by providing direct debt financing to private companies which qualify as statutory Oklahoma business ventures.  The state tax credits thus generated are freely transferable.  Unrelated parties own an undivided 35% interest in the proceeds from all sales of the CVV tax credits.  This 35% ownership by unrelated parties requires CVV to deal at arms length with all purchasers and the Company is required to account to such unrelated parties for all sales.

There is an established market in which such transferable tax credits are bought and sold.  Income tax credits may be used by individuals and corporations as defined in the statute to offset state income taxes.  However, use of these tax credits by banking associations is limited.  The Company must sell the transferable Oklahoma state income tax credits to provide the economic incentives provided for by the statute.

We evaluated the disclosure requirements of sales of Oklahoma state income tax credits to related parties based on the criteria of ASC 850-10-50 (previously FASB Statement No. 57, “Related Party Disclosures”), Regulation S-X, Article 4-08, and Regulation S-K, Item 404 (a) Transactions with management and others.  Our conclusion was that the sales of these credits were consistent with products and services provided to other customers and that the disclosure in the notes to consolidated financial statements that “Certain related parties are customers of the Company for services other than loans, including consumer banking, corporate banking, risk management, brokerage and trading or fiduciary services.  The Company engages in transactions with related parties in the ordinary course of business in compliance with applicable regulations.” met the disclosure requirements.  This conclusion was based primarily on the facts that (i) the sales of the tax credits were on the same terms as the Company’s sales to unrelated purchasers in an established market, (ii) the Company was compelled to deal at arms-length with related purchasers because the Company only owned an undivided 65% of the proceeds of the sales of the credits, and (iii) the sales presented no credit risk to the Company.  Secondarily, we concluded that income recognized from the sales of Oklahoma state income tax credits to related parties was not material to the Company’s results of operations.  We concluded that disclosure of sales of Oklahoma state income tax credits to related parties was appropriate in the proxy in compliance with Regulation S-K, Item 404 (a) Transactions with management and others.

A schedule showing the face amount and the sales price of tax credits sold separated between tax credits sold to related parties and unrelated parties for each year is attached.
The sales price of the credits was approximately 90% of face value.  This amount was determined by comparison to similar transferable Oklahoma state income tax credits available in an established market.  This schedule also shows the consideration received by the Company net of amounts remitted for the undivided 35% interest owned by unrelated parties.

The tax credit statute requires the Company to contractually commit to qualifying loans with borrowers within a five-year period after funds are invested in CVV.  The tax credits are subject to recapture if this requirement is not met and the Company is obligated to indemnify the credit purchasers against a failure to make such qualifying loan commitments.  Recognition of the net proceeds of tax credits sold is deferred until qualifying loan commitments have been extended by the Company and agreed to by the borrowers.  Once qualifying loan commitments have been extended by the Company and agreed to by the borrowers, the Company recognizes income over the loan commitment period.  Generally the loan commitments extend over five years.  Our accounting analysis was primarily based on ASC 310-20-25 (previously FASB Statement No. 91, “Accounting for Loan Fees”) which requires loan commitment fees to be deferred and amortized over the commitment period and secondarily based on ASC 740-323-25-5 (previously EITF Consensus Opinion 94-1, “Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects”) which states that immediate recognition of certain income tax credits is not appropriate.

The Oklahoma state income tax credits were sold at fair value based on observable sales of similar tax credits.  Therefore, no compensation resulted from the transactions.

Please contact me at 918-588-6319 or John Morrow at 918-588-8673 if you have any questions.

Sincerely,

/s/ Steven E. Nell
_____________________________
Steven E. Nell
Executive Vice President, Chief Financial Officer

Cc:           John Morrow, BOK Financial Corporation
Tamara Wagman, Dorwart Lawyers
J. Randall Johnston, Ernst & Young LLP